FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number 333-148909

OPTI CANADA INC. (Translation of registrant's name into English)

1600, 555-4th Avenue S.W.
Calgary, Alberta
Canada T2P 3E7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

OPTI to Terminate Filing Periodic Reports with the United States Securities and Exchange Commission

In connection with the recent acquisition of OPTI Canada Inc. (“OPTI” or the “Company”) by indirect wholly-owned subsidiaries of CNOOC Limited and the related acquisition of OPTI’s existing indebtedness, including its 8.25% Senior Secured Notes due 2014 and its 7.875% Senior Secured Notes due 2014 (collectively, the “Second Lien Notes”), OPTI has announced its intention to cease filing periodic reports with the United States Securities and Exchange Commission (“SEC”).

Immediately following this filing, the Company intends to file a Form 15F report with the SEC indicating the termination of registration of its Second Lien Notes under Section 15(d) as well as its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act of 1934, as amended. Upon the filing of the Form 15F, the Company will no longer be required to file reports with the SEC.

For further information please contact:	Joe Bradford, Vice President, Joint Ventures OPTI Canada Inc. (403) 249-9425 Suite 1600, 555 – 4th Avenue SW Calgary, Alberta, Canada T2P 3E7

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTI CANADA INC.

Date: December 14, 2011	By:	/s/ Joe Bradford
Joe Bradford
Vice President, Joint Ventures